Offering Statement
Form C Annual Return Requirement

(a) COVER PAGE

Name of Issuer:

Balanced Software, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation: DE
Date of incorporation: 8/17/2016

Physical Address of Issuer:

548 Market Street #90291
San Francisco CA 94104

Website of issuer:

https://balance.io

(b) DIRECTORS OF THE COMPANY

Director	Principle Occupation	Main Employer	Year Joined As Director
Richard Burton	CEO	Balanced Software, Inc.	2016
Ben Baron	CTO	Balanced Software, Inc.	2016
Christian Baroni	Design	Balanced Software, Inc.	2016

OFFICERS OF THE COMPANY

Officer	Positions Held	Year Joined
Richard Burton	CEO	2016
Ben Baron	CTO	2016

For three years of business experience, refer to Appendix A: Director & Officer Work History

(c) PRINCIPLE SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power
Richard Burton	1333333.0	33.33333
Ben Baron	1333333.0	33.33333
Christian Baroni	1333333.0	33.33333

(d) BUSINESS AND ANTICPATED BUSINESS PLAN

Mission Statement

We're building simple, powerful interfaces for the token economy

Company Information

Balance began life as a side project. Ben, Christian and Richard built a personal finance tool for macOS. We launched the app in early 2017 and Apple featured the product on the front of the Mac App Store. We then started thinking about adding support for digital currencies. After building out a prototype we successfully raised a round of crowd funding.

Our focus now is to build a great wallet and interface for the token economy. We are currently focused on Ethereum-based ERC-20 tokens.

Business Opportunity

The current financial system is built on outdated and legacy software. Blockchains are the bedrock of a more secure and open financial system. Our ambition is to help accelerate the shift to an open financial system by creating incredible products that work with banks and blockchains.

Taking Advantage of The Opportunity

We will serve the market of users wanting an open financial system by creating products which allow them to interact with tokens and digital assets.

Currently we are building:

Balance Manager – An easy way to connect your ethereum wallet to see your ERC-20 token balances, check your transactions, and send tokens.

Balance Wallet – A mobile Ethereum wallet for iOS and Android:

- Private and secure – the keys to your tokens are securely stored on your phone, giving you full control of your own digital assets.
- Simple exchange – Buy and store dozens of tokens using our simple token trading interface powered by Shapeshift, 0x, Oasis & Kyber.
- Fast and easy – Send and receive Ether and tokens quickly and easily. Lightning fast search and transaction history.

Wallet Connect - Interact with dapps on the web using the built-in QR code scanner. This is powered by the WalletConnect (https://walletconnect.org/) standard.

Business Model

As the token economy grows and starts to consume traditional financial instruments, people will want to use token wallets to store their assets.

If users love our product. There will be opportunities to make money by connecting to third party services, buying tokens with fiat, exchanging and sending tokens, proof of stake lending and premium services. There may also be other services, business models and ideas worth exploring as the business, product and user base develops.

(e) EMPLOYEES

The issuer currently has five employees.

Richard Burton	CEO
Christian Baroni	Chief Design Officer
Ben Baron	CTO
Pedro Gomes	Engineer
Jin	Engineer

(f) RISK FACTORS

Introduction

Statements in this Form C regarding the Company, which are not historical facts, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by terms such as believe, intend, expect, may, will, provide, could and should and the negative of these terms or other similar expressions. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those we anticipate as a result of various factors. Forward-looking statements represent the Company's management's beliefs and assumptions only as of the date made. The Company assumes no obligation to update these forward-looking statements.

Any reference of "The Company", "We", "Our" or "Balance" is in reference to Balanced Software Inc.

The Company's current and future business model

The Company's current business model is not proven or a source of significant revenue. We currently have a stagnating user base and current revenues do not cover current expenditure of the company. As a result, the Company's business model is due to change and adapt according to market conditions, product market fit and finding a successful sales and revenue model.

The Company's business model depends on a number of factors. There is no assurance that the Company's business model will be successful or that the Company will generate increased revenues. The Company may be forced to change or abandon the Company's business model in order to find a product market fit and valuable revenue stream for its products and services.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's current software applications are new and therefore do not have a stable or significant customer base. It is necessary that Company grows the number of customers of rapidly, although, there is no guarantee the Company will do so.

The Company's ability to increase the Company's user base and revenues will depend heavily on the Company's ability to innovate and to create successful new products and services. If products or services the Company introduces fail to engage users, the Company may fail to attract or retain new users and may not be able to generate additional revenue and the Company's business may be materially and adversely affected as a result.

The development of new features and products is a complex and time-consuming process that may not be completed with the expected roadmap, as a result, products may fail to engage with users and the Company may not generate new revenue streams to an expected timescale.

The Company is an online software business and therefore has the following risks that could influence or affect the Company's business model and revenue:

* all electronic and user data must be secure and adhere to regulatory controls and requirements on storing personal data,

* the Company's products rely on API data and third party software and services, as a result, the viability, performance and liquidity of these suppliers could affect the Company's business activities significantly,

* the Company's code, from time to time, uses open-sourced and licensed code, as a result the Company must adhere to all licensing agreements in use of external code,

* the Company must rigorously test software to guarantee it's performance, and compliance to laws and regulations,

* costs of third party software, suppliers and infrastructure could increase at an unexpected rate and make the cost of the Company's products and services or the operation of the business unsustainable.

The Company's business model is dependent on third party mobile distribution partners including Apple. Should an event cause them to remove us from the app store our ability to grow would be significantly impaired.

Company Structure

The Company's business plan relies on hiring a key team of experienced product developers. Although every piece of due diligence is done before making a significant hire, the Company can not guarantee the performance, creativity or product building success of these key hires.

Use of funds

The Board of Directors, at its sole discretion, shall have the flexibility to determine the use of proceeds, or to allocate the net proceeds to uses that the stockholders may not deem desirable, and consequently could have a materially adverse effect on the Company's business, results of operations and financial condition.

The Company's limited operating history may make it difficult to evaluate the Company's current business and the Company's future prospects. The Company has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of the Company's limited resources, market acceptance of the Company's existing and future products and services, competition from established companies with greater financial and technical resources, acquiring and retaining users and developing enhancements to the Company's products and services. The Company cannot assure you that the Company will be successful in addressing these and other challenges the Company may face in the future.

Risks involved with intellectual property and open-sourcing the Company's code

Our ability to protect our intellectual property and proprietary technology is uncertain. We have entered into confidentiality agreements and intellectual property assignment agreements with our officers, employees, and consultants regarding our intellectual property and proprietary technology. In the event of unauthorized use of disclosure or other breaches of those agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information.

The Company has open sourced, or plans in to open source its code and intellectual property. By making elements of the Company's code and intellectual property freely available, it opens it up to being copied by other software developers and companies, thus potentially increasing its director competitors or devaluing the Company's resources.

Future funding, additional capital requirements and returns

The Company will need to raise additional funds in the future in order to fund marketing and operations to expand it's user based and rapid expansion, to develop newer or enhanced services, to respond to competitive pressures or to acquire complementary businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the rights of the Class A Common Stock. There can be no assurance that additional financing will be available on terms favourable to the Company, or at all.

If adequate funds are not available or not available on acceptable terms, the Company may not be able to fund its expansion, promote its brand names as the Company desires, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability would have a material adverse effect on the Company’s business, results of operations, financial condition and prospects.

Investors will not see a return on the Company until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

Macro and micro economic, competition and industry risks

The Company expects competition in the blockchain and cryptocurrency space to continue to increase as the industry becomes larger as a whole and the technology develops. The Company competes with a number of other companies. Many of the Company’s competitors are significantly larger than the Company is and have more capital to invest in their businesses. The Company believes that its ability to successfully compete against these and other potential competitors depends upon many factors both within and beyond the Company's control, including the following:

* the size and composition of the Company's user base;

* the timing and market acceptance of services, including the developments and enhancements to those services offered by the Company or the Company's competitors;

* the Company's ability to monetize activity on Discord’s services;

* customer service and support efforts;

* marketing efforts;

* ease of use, performance and reliability of solutions developed either by the Company or the Company's competitors;

* the Company's ability to cost-effectively manage the Company's operations; and

* the Company's reputation and brand strength relative to the Company's competitors.

Many of the Company’s current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than the Company does. These factors may allow the Company’s competitors to respond more quickly than the Company can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build a larger user base or to monetize that user base more effectively than us. The Company's competitors may develop products or services that are similar to the Company’s products and services or that achieve greater market acceptance than the Company’s services. This could attract users away from the Company’s products and reduce the Company’s market share.

Blockchain technology is still in its infancy and has not been proven in a large scale consumer space. A significant proportion of the Company's business model relies on factors in the blockchain space outside its control, including the following:

* growing amount of users using blockchain technology,

* new and improved uses of blockchain technology to solve consumer problems,

* public perception of blockchain technology,

* unknown and future regulatory laws and restrictions surrounding blockchain technology.

We believe that blockchains will become popular but that might not turn out to be the case.

Regulation and legal risks

Currently the Company's model is based on a simple user interface for personal balances, alongside creating software for crypto currencies and blockchain technologies. As the

Company's business develops, its is likely that the Company will venture into the financial technology space where there is significant government regulation and control. In many countries and states, there is currently limited regulation or control of cryptocurrencies and blockchain technology. The Company has done very limited research on how future and current regulation and law could affect the Company's current or future business model. Thus, there could be significant current and future regulation that could affect the Company's business model and plan. As a result, regulation and law could make the Company's business model unviable now or in the future.

Near Term: Regulatory Risks

The near term business model will offer a simple user interface for personal balances. As such, Balance will be aggregating data from financial institutions and cryptocurrency based businesses and will not be directly subject to the financial regulation governing these parties. The Revised Payments Service Directive (PSD2) will enable Balance to access data through open banking API's. There is a risk that European banks may not comply with PSD2 in the allotted time frame. This would delay balances current timelines to onboard european bank accounts. Balance will comply with the security standards set out in PSD2 when accessing account data. Balance may also be subject to the General Data Protection Regulation (GDPR) as a data processor when providing services to European customers.

Although not directly regulated by the Financial Conduct Authority (FCA), Balance will endeavour to ensure the services linked into the balance platform operate within the FCA Treating Customers Fairly principles, will make educational information available and actively seek to remove services which do not comply with the regulation dictated by its jurisdiction.

Long Term: Regulatory Risks

The future business model may offer transactional services between traditional banking services, cryptocurrency financial services and service offerings based on a protocol. This may bring balance into scope for traditional financial regulations such as Anti Money Laundering Regulation (AML), Know Your Customer (KYC) & The Markets in Financial Instruments Directive (MiFID II). The implementation and maintenance of complying with these regulations could be a significant financial burden on Balance. As such, balance will consider the cost/benefit including any regulatory consequences when extending the services offered.

There is significant uncertainty in how Cryptocurrency and services based on Crypto technologies will be regulated in the future. It is likely that many of the traditional financial regulations will be applied to Cryptocurrencies in the future, however the scope and extent of the imposed regulations are unknown and will remain unclear for the near term. This may effect the Balance's strategy around developing crypto technologies but will not devalue the current business offering.

Long Term: Legal Risks

With the uncertainty around the regulations and laws surrounding Cryptocurrencies and Crypto technologies runs a higher risk of litigation. Balance will endeavour to minimise it's exposure to situations which entails regulatory and legal ambiguity.

(m) OWNERSHIP AND CAPITAL STRUCTURE

The Offering

Introduction:

The information below relates to our completed crowdfunding round as per the last Form C submission. It includes information regarding additional funding from accredited investors.

Terms of securities:

To view a copy of the SAFE investors purchased, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We offered securities in the form of a Simple Agreement for Future Equity (“SAFE”). Providing investors the right to preferred stock in the company (“Preferred Stock”), when and if the Company sponsors an equity offering that involves Preferred Stock, on the standard terms offered to other investors.

Please see Appendix E, Investor Contracts for full terms.

Voting Rights:

The securities offered did not have voting rights.

Limitations on voting or other rights identified above:

Yes: No Voting Rights

How the terms of the securities being offered may be modified:

Any provision of the SAFE instrument (other than the Valuation Cap) may be amended, waived or modified as follows:

(i) if the investor is not a Major investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors;

(ii) if the investor is a Major Investor, any provision of this instrument (other than the Valuation Cao) may be amended, waived or modified only upon the written consent of the Company and holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who Major Investors; and

(iii) regardless of whether the Investor is or not a Major Investor, the Valuation Cap may be amended waived or modified only upon the written consents of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out investors.

Restrictions on transfer of the securities being offered:

The securities being offered may not be transferred by and purchases of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchases or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchases or the equivalent, or in connection with the death or divorce of the purchases or other similar circumstance.

   NOTE: The term “accredited investor” means any person who comes within an the categories set forth in Rule 501(as) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term “member of family of the purchases or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the purchaser, and includes adoptive relationships. The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the issuer’s Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock				
Common Stock	5,999,999	3,999,999	Yes	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Options:	2,000,000

No other rights.

How the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

How are the securities being offered being valued?

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

What are the risk s to purchasers associated with corporate actions

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

(p) INDEBTEDNESS

Material terms of any indebtedness of the issuer:

None.

(q) EXEMPT OFFERINGS

What other exempt offerings has the issuer conducted within the past three years?

Date of offering	**Exemption Relied Upon**	**Securities Offered**	**Amount Sold**	**Use of Proceeds**
6/2017	Section 4(a)(2)	SAFE	$60,000	General operations
7/2017	Section 4(a)(2)	SAFE	$12,000	General operations
8/2017	Section 4(a)(2)	SAFE	$20,000	General operations
8/2017	Section 4(a)(2)	SAFE	$25,000	General operations
2/2018	Section 4(c)	SAFE	$260,345	General operations

(r) TRANSACTIONS

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reli-ance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

Yes

If yes, for each such transaction, disclose the following:

Expenses incurred by Richard Burton in connection with its organization have been recognized as a Related Party Payable. Subsequent to December 31, 2016, this amount converted to equity in the Company.

(s) FINANCIAL CONDITION OF THE ISSUER

Does the issuer have an operating history?

Yes

Description

Overview

Balance is building simple, powerful interfaces for the token economy.

Balance began life as a side project. Ben, Christian and Richard built a personal finance tool for macOS. We launched the app in early 2017 and Apple featured the product on the front of the Mac App Store.

The initial finance tool for macOS made total sales in 2017 of $13,400.43 through the Apple Store.

We then started thinking about adding support for digital currencies. After building out a prototype we successfully raised a round of crowd funding.

We raised a total of $1,070,00 through the Wefunder crowdfunding campaign. An additional $117,000 was raised privately from accredited investors. Our crowdfunding campaign was oversubscribed. We moved accredited investors to a private Form D raise. An additional $260,345. To date, we have raised a total of $1,445,345.

Our focus now is to build a great wallet and interface for the token economy. We are currently focused on Ethereum-based ERC-20 tokens.

During 2017 our focus on product development resulted in a net loss of $437,814.59. During 2018, we expect an average burn rate of $55,454.

Financial Condition

As an early-stage company, we have experienced losses thus far in our short operating history. Total revenue was zero as the app developed during the year ended December 2016. As a side project, the founders worked frugality. Therefore, the total net loss was just $4,089.43 in the year ended December 31st 2016.

For 2017 our losses have been increasing as we've expanded our team to build better products. Our total losses during 2017 were $437,814.59.

During 2018, we expect our average burn rate to be $55,454. As of the end of March 2018, we had $658,960 cash available and expect to run out of cash in March 2019. As a result, we expect to raise additional financing no later than November 2018.

We do not expect to see a growth in the business in the current fiscal year, because we expect our losses to increase as the team and product is developed. Our products have had limited exposure in most markets. As an early-stage company, our operating history is very limited, making it difficult to assess the Company's present and future financial condition. However, we believe in the long-term, we have significant potential for growth. This is due to our expectation as the overall blockchain and cryptocurrency industry and technology grows. We will be able to build products fitting an increasing consumer need and offering significant value to customers. Nonetheless, it may be years before Investors see a return on their investment, if they do at all.

The following trends or uncertainties, "risk factors" could affect our financial condition, including the liquidity, cash flow and capital resources described below:

a) Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any. Balance the app currently has no revenues.

b) To fund the team and product development, the Company relies on Investor capital. As a result, without investment, the Company will soon run out of liquidity.

Liquidity

Balance has raised a total of $1,445,345. From a mixture of private accredited investors and crowdfunding. As of 31 March 2018, we have $658,960 available. With an average forecasted monthly loss of $55,454 we expect to run out of liquidity in March 2019. Unless we raise additional capital or our product becomes profitable.

Our expectation is to raise additional finance by November 2018.

2018 Financial Outlook

The below profit and loss estimates are only projections and are subject to significant deviation. Please also refer to “Risk Factors” in response to Question 8, which should inform and qualify the below projections.

As of 31st March 2018, the Company had $658,960 capital on hand. The Company’s net losses before tax totalled $234,400.85 up to the 31st March 2018. We expect an average of $55,454 monthly expenses up to the end of 2018. Therefore, we forecast a total net loss of $733,486 for the year ending 31st December 2018.

The net loss is based on general operating costs including salaries, consultants, new hires, marketing and other miscellaneous expenses. The most significant cost is employee salaries whilst we develop our products.

Capital Resources

We have $658,960 cash in bank deposits. Based on our current burn rate and financial forecasts. We have capital to cover our expenses, with no profits, until March 2019.

As a result, we aim to raise additional financing by November 2018. We have started the process by talking to potential accredited investors and venture capital firms. We expect our next round of funding to be a Series A funding round.

We have the possible alternative sources of capital should this fundraise not be as fruitful as hoped:

- Founder loan of up to $100,000.
- Raising further seed funding on a Simple Agreement for Future Equity at the same or lower valuation.

(t) FINANCIAL INFORMATION

For pur-poses of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial state-ments prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

As per the Annual Report Disclosure Requirements. We have provided the following for our financial year ending December 31st 2016:

See Appendix B “Financial Statements for the Year Ended December 31, 2016”.

For 2017, we have not completed our tax return for our fiscal year ending December 31st 2017. This is a result of having a small team of five employees focused on developing our products. As an early-stage start-up. We expect to have a fee for a late return. We are in progress, working with our accountant, to complete it.

As a result, the following financial statements are true and represent the tax return we will file for the end of fiscal year. As a result, the following financial statements have been certified by the principle executive officer of the issuer to be true and complete in all material respects:

I, Richard Burton, CEO Balanced Software, Inc., certify that:

(1) the financial statements of Balanced Software, Inc. included in this Form are true and complete in all material respects; and
(2) the tax return information of Balanced Software, Inc. included in this Form reflects accurately the information reported on the tax return for Balanced Software, Inc. filed for the fiscal year ended December 31, 2017.

Signature

Richard Burton 04 / 30 / 2018

Richard Burton, CEO Balanced Software, Inc.

See Appendix C "Financial Statements for the Year Ended December 31, 2017".

(x) STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

(y) OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix D: Wefunder campaign business description.

ONGOING REPORTING:

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://balance.io/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDICIES

Appendix A "Director & Officer Work History"



Benjamin Baron

Senior Full Stack Software Engineer

Balanced Software • Self taught

Colombia • 434

Send InMail | More •••

I am not currently looking for employment. Please do not contact me about new career opportunities at this time.

Experience

Cofounder and Lead Developer
Balanced Software
Jan 2016 – Present • 1 yr 8 mos
San Francisco, CA

Along with my two cofounders Richard Burton and Christian Baroni, I'm developing a finance menubar app for Mac called Balance. http://balancemy.money

I am responsible for the majority of software development, both front-end in Swift and back-end in Go. Also heavily involved in UX and design decisions.

Application UI Engineer
Apple
Nov 2013 – Jan 2016 • 2 yrs 3 mos
Cupertino, CA

I worked on the UI team on Photos for OS X, starting about one year before the release of Photos 1.0 and continuing to see through multiple update releases.

My primary responsibilities included grid infrastructure and drag and drop, though I was also involved in various other areas of the application as needed.

Lead Mobile Developer
Anghami
Aug 2012 – Nov 2013 • 1 yr 4 mos
Beirut, Lebanon

Anghami is a international music subscription service with a focus on the middle eastern market.

As a contractor working remotely, I single-handedly developed the Anghami iOS app for iPhone and iPod touch with more than 1 million downloads in the App Store.

Continuing to work remotely, I was brought on for a long term position as Anghami's lead mobile developer. My duties included continuing to be the sole supporter of the iOS app, assisting in the day to day development of the Android and Blackberry 10 apps, and assisting with back-end issues when necessary.

Owner/Software Engineer
Einstein Times Two Software
Jan 2010 – Nov 2013 • 3 yrs 11 mos
San Francisco Bay Area

Einstein Times Two Software was the moniker of my independent software development company focused on bringing high quality apps to the iOS and Android platforms.

With Einstein Times Two Software, I developed complex, network-oriented applications backed by world-class direct customer support.

My currently released product is iSub Music Streamer (http://isubapp.com), a highly rated app for iPhone, iPod touch, and iPad.

We were also completing the development process on the WaveBox media server and Wave mobile and desktop media streaming apps, before my transition to Apple.

Owner/Consultant
Datastar Consulting Services, Inc.
Apr 2009 – Nov 2013 • 4 yrs 8 mos
San Francisco Bay Area

I performed full stack software development services as well as high level project consulting in the following areas:

• Technology overview and selection, such as choosing the best platform/languages for the project

• Evaluation of potential implementation problems and pain points

• Time to market estimates, given the current available information

• Application architecture and high level design

• Code review

• Any other high level design or technology choices

I believe I can be particularly useful to new founders with great ideas, but that do not necessarily come from a technical background. I can assist in selecting the correct technologies so the project doesn't build itself into a corner, helping to evaluate potential developers, and assist in any other area where many years of general computer and technology experience and/or software development experience is essential to make informed decisions.

See more positions

Education

Self taught

Featured Skills & Endorsements

MySQL · 33
Endorsed by **Eric Potvin and 5 others who are highly skilled at this**
Endorsed by **15 of Benjamin's colleagues at World Avenue**

Linux · 26
Endorsed by **Alex Moening, who is highly skilled at this**
Endorsed by **10 of Benjamin's colleagues at World Avenue**

Databases · 26
Endorsed by **11 of Benjamin's colleagues at World Avenue**

View 30 more

Recommendations

Received (5) Given (1)

Karabi Mishra
Solutions Consultant at T. RowePrice
September 11, 2007, Benjamin worked with Karabi in the same group

I have worked with Benjamin in various projects over two years and have always been impressed with his ability to pick up new skills. He is a self learner, self motivated and extremely energetic and hard working. He completely enjoys what he does and it shows. He has great people skills and very well liked by his colleagues.



Rob Erie
Director, Big Data Development at TransUnion
September 5, 2007, Rob managed Benjamin directly

Ben is a dedicated and well respected member of the DBA staff. His attention to detail blends well with the duties of his position. He is a quick study and capable of implementing new techniques in a fast pace work environment. We are lucky to have him as a member of the staff and look foward to working with him for years to come.

View 3 more recommendations

Accomplishments

1 **Project**
WaveBox - open source personal media server

Interests

Silicon Valley iOS Developers and ...
5,630 members

Open Source
182,499 members

Streaming Media Professionals
27,753 members

Apple
3,530,191 followers



Christian Baroni

Product designer formerly at Stripe, worked on Mac and iOS Office at Microsoft. Now building things.

Balance

Greater New York City Area • 357

Send InMail | More •••

✓ product design ✓ user interface design ✓ icon design ✓ interaction design ✓ web design ✓ front-end development ✓ prototypes Designer from NYC who writes a bit of code. Currently accepting a small number of projects with intere…

See more

Experience

Designer & Co-Founder
Balance
2016 – Present • 1 yr

An app for your money. Available on Mac and coming soon to iOS.

https://balancemy.money

Designer
baroni.co
Jul 2013 – Jan 2016 • 2 yrs 7 mos
Greater New York City Area

Worked with a variety of companies on web and product design.

Freelance User Interface Designer
Groupon
May 2013 – Jul 2013 • 3 mos
San Francisco

Product Designer
Stripe
Jun 2012 – Feb 2013 • 9 mos
San Francisco Bay Area

Product Designer
Microsoft
Jun 2011 – Jun 2012 • 1 yr 1 mo

Part of a small team of designers who led the design of Mac Office 2016.

See more positions

Featured Skills & Endorsements

User Interface De... · 22 — Endorsed by **Fares Farhan and 4 others who are highly skilled at this**

User Experience · 14 — Endorsed by **6 people who know User Experience**

Web Design · 14 — Endorsed by **Daniel Waldron and 5 others who are highly skilled at this**

View 12 more

Accomplishments

1 **Project**
iClassic iPhone Application

Interests

Stripe
36,700 followers



Richard Burton

CEO at Balance

Balance • UCSB

London, Greater London, United Kingdom • 500+

Send InMail | More •••

I like kites and computers.

Richard's Activity

784 followers

+ Follow



"Blockstream have raised *so* money. But what have they actually shipped?"
Richard shared this



I will never forget the day I met Patrick Collison and John Collison. They were
Richard shared this

The speed of light will be the ultimate constraint for the IOTA and its network
Richard shared this

So IOTA is not a blockchain. It is a tangle. I think this is level 4/10 rabbit
Richard shared this

Decred shipped a hybrid Proof of Work and Proof of Stake system so people
Richard shared this

The Credo token from bitbounce is a reputation system for people to reduce
Richard shared this

See all activity

Experience

CEO
Balance
Sep 2015 – Present • 2 yrs
San Francisco

The way money should be.

http://bal.money

Freelance iOS & Android App Designer
Brightec
May 2014 – Oct 2015 • 1 yr 6 mos
Remote

I worked on several apps for Brightec. The largest of which was for LowCostHolidays.com.

Designer
Ethereum
May 2014 – Jun 2014 • 2 mos
London, United Kingdom

I designed some of the early concepts for a blockchain browser and dapp store.

Freelance iOS Designer
Blurtit Limited
Jan 2014 – Feb 2014 • 2 mos

Worked on Blurtit's iPhone app.

Cofounder
Sourcing.io
Oct 2013 – Jan 2014 • 4 mos
Worldwide

Working with customers to help them source talented software engineers.

See more positions

Education

UCSB
Certificate, Accounting
2010 – 2011

Edinburgh University
Dropped out, Politics
2008 – 2009

I started the course but enjoyed working on hoodeasy more than studying Politics. Left during freshman year.

Norwich School
GCSEs & A-Levels
2001 – 2007

A Levels - 3 As
GCSEs - 8 A*s 1 A

Featured Skills & Endorsements

E-commerce · 23 — Endorsed by **Tim O'Shea, who is highly skilled at this**

Entrepreneurship · 18 — Endorsed by **Tim O'Shea, who is highly skilled at this**

Google Analytics · 15 — **Tom Burton and 14 connections** have given endorsements for this skill

View 17 more

Recommendations

Received (1) Given (5)



Tim O'Shea
Investor
December 8, 2015, Tim was a client of Richard's

Richard takes the meaning of UX design to a whole new level. His obsession with making the user experience the best it can be means design with great attention to detail which just works. If you work with Richard he will always give you 110% delivering products which are well thought out and please the users. His experience goes well beyond design into many aspects of business and so he clearly understands the business case of what you are trying achieve. If you have have high design standards then hire Richard!

Accomplishments

1 **Project**
KikBase

Interests

Blurtit Limited
40 followers



Tim Brown
CEO at IDEO
1,385,740 followers



Ben Horowitz
Horowitz at Andreessen Horowitz
223,256 followers

Bitcoin P2P Digital Currency
28,973 members

Crypto Valley Summit
133 members

EverString
3,112 followers

See all

Appendix B “Financial Statements for the Year Ended December 31, 2016”

BALANCED SOFTWARE, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

July 20, 2017

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Balanced Software, Inc.
Newark, DE

We have reviewed the accompanying balance sheet of Balanced Software, Inc. as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 20, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BALANCED SOFTWARE, INC.
BALANCE SHEET
DECEMBER 31, 2016

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Related Party Payable	4,089
TOTAL SHAREHOLDERS' EQUITY	4,089
SHAREHOLDER'S EQUITY	
Retained Earnings (Deficit)	(4,089)
TOTAL SHAREHOLDERS' EQUITY	(4,089)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

BALANCED SOFTWARE, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

Other Income and Expenses	
Computer and Internet	1,642
Other Expense	1,426
Dues and Subscriptions	522
Business License and Fees	500
Net Income	$ (4,089)

BALANCED SOFTWARE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Net Income (Loss) For The Period	$ (4,089)
Cash Flows From Financing Activities	
Related Party Loan	4,089
Net Cash Flows From Financing Activities	4,089
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	-
Cash at End of Period	$ -

BALANCED SOFTWARE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Balanced Software, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company provides custom computer programming services.

The Company will conduct an equity crowdfund offering during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware and California. The Company's federal tax filing for 2016 will be subject to review by the Internal Revenue Service until 2020. The Company's Delaware Annual Report will be subject to review by that State until 2020.

The Company registered as a foreign entity in California subsequent to December 31, 2016.

Foreign Operations

The Company has a newly formed foreign subsidiary organized under the laws of the United Kingdom. In future periods, the Company's interest in the subsidiary will be accounted for using the equity method.

NOTE C- RELATED PARTY TRANSACTIONS

Expenses incurred by the founder of the Company in connection with its organization have been recognized as a Related Party Payable. Subsequent to December 31, 2016, this amount converted to equity in the Company.

NOTE D- EQUITY BASED COMPENSATION

In June of 2017, the Company adopted a Stock Option plan ("the Plan") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of the Company's business.

Under the Plan, 2,000,000 shares are authorized to be issued. The term of each option shall be term stated in the Option Agreement, provided that the term shall be no more than 10 years from the date of grant thereof or such shorter term as may be provided in the associated Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a ten percent shareholder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided by the Option Agreement.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 20, 2017, the date that the financial statements were available to be issued.

Appendix C “Financial Statements for the Year Ended December 31, 2017”

BALANCED SOFTWARE, INC.

Financial Statements for the Year Ended December 31, 2017

27 April 2016

Balance Sheet
Balance
As at 31 December 2017

	31 Dec 2017
Assets	
Cash and Cash Equivalents	
Bank Account	$430,812.44
Total Cash and Cash Equivalents	**$430,812.44**
Property, Plant and Equipment	
Computer & Office Equipment	$28,723.39
Total Property, Plant and Equipme	**$28,723.39**
Total Assets	**$459,535.83**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Directors Loan Account: Richard E	$738.18
Total Current Liabilities	**$738.18**
Total Liabilities	**$738.18**
Equity	
Current Year Earnings	-$437,814.59
Owner's Capital: Owner's Investmen	$943,097.46
Retained Earnings	-$4,089.43
Total Equity	**$501,193.44**
Total Liabilities and Equity	**$501,931.62**

Income Statement
Balance
1 January 2017 to 31 December 2017

	31 Dec 17
Revenue	
Sales	$13,400.43
Total Revenue	**$13,400.43**
Less Cost of Sales	
Cost of Goods Sold	$241,436.30
Cost of Goods Sold - Suppliers	$42,439.90
Total Cost of Sales	**$283,876.20**
Gross Profit	**-$270,475.77**
Operating Income / (Loss)	**-$270,475.77**
Other Income and Expense	
Advertising	-$36,412.43
Bank Service Charges	-$190.38
Dues & Subscriptions	-$13,471.80
Other Expense	-$415.64
Professional Fees	-$12,394.45
Research	-$2,175.47
Software	-$3,142.22
Travel	-$8,829.82
Wages & Salaries	-$90,306.61
Total Other Income and Expense	**-$167,338.82**
Net Income / (Loss) before Tax	**-$437,814.59**
Net Income	**-$437,814.59**
Total Comprehensive Income	**-$437,814.59**

Statement of Cash Flows

Balance

For the 12 months ended 31 December 2017

	Dec 2017
Income	
Sales	$13,400.43
Total Income	**$13,400.43**
Less Operating Expenses	
Advertising	$36,412.43
Bank Service Charges	$190.38
Cost of Goods Sold	$241,436.30
Cost of Goods Sold - Suppliers	$42,439.90
Dues & Subscriptions	$13,471.80
Other Expense	$415.64
Professional Fees	$12,394.45
Research	$2,175.47
Software	$3,142.22
Travel	$8,829.82
Wages & Salaries	$90,306.61
Total Operating Expenses	**$451,215.02**
Operating Surplus (Deficit)	**-$437,814.59**
Plus Non Operating Movements	
Directors Loan Account: Richard Burton	$738.18
Federal Payroll Liability	-$6,669.50
Other Payroll Liability	-$21,620.21
Payroll Wages Payable	-$14,578.94
Computer & Office Equipment	-$28,723.39
Total Non Operating Movements	**-$70,853.86**
Plus Movements in Equity	
Owner's Capital: Owner's Investment	$939,008.03
Total Movements in Equity	**$939,008.03**
Sales Tax Movements	
Sales Tax Inputs	$0.00
Sales Tax Outputs	$0.00
Net Sales Tax Movements	**$0.00**
Net Cash Movement	**$430,339.58**
Summary	
Opening Balance	$0.00
Plus Net Cash Movement	$430,339.58
Closing Balance	$430,339.58

Appendix D “Wefunder campaign business description”

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INVEST IN BALANCE

App to help people & businesses manage their banking and blockchain balances.

> *"Balance began as a self-funded side project. We made Mint.com-style personal finance app your Mac's menubar. It brings together all of your U.S. bank balances and transactions together in a lightning fast, native app for macOS that works offline. We are now working on adding support for digital currencies like Bitcoin and Ether through exchanges such as Coinbase, Poloniex, Xapo and Kraken. This will allow people to view all of their banking and blockchain balances side by side.*

Richard Burton
CEO, BALANCE



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INVEST

Future Equity (SAFE)

$10M valuation cap

A SAFE gives you the right to future shares in Balance. If you invest, you're betting the company will be worth more than $10M in the future.

INVEST $25K FOR PRO RATA RIGHTS.

EARLY BIRD BONUS: $2.5M Valuation Cap
Investors who fund up to the first $100,000 of this fundraise will invest at a $2.5M Valuation Cap.

INVESTOR PERKS

$1,000+	Access to our monthly call for major crowdfunding contributors
$10,000+	Balance will create your own ERC20 token you can load into future Balance products
$25,000+	Pro-rata rights and major investor status - Invite to all company retreats

OUR AMBITION

Our ambition is to convince people and businesses to move more of their balances onto a blockchain. We think the best way we can do that is to build incredible products that work with banks and blockchains. Today, Balance helps people and businesses see all of their balances and transactions in one place. In the near future, we will be adding the ability for our customers to buy digital currencies and trade on crypto-currency exchanges.

KEY FACTS

- Launched for banks and blockchains.
- Team from Stripe, Apple & Ethereum
- MacStories & LifeHacker coverage.
- Advisors from Sketch & Deep Mi

https://balancemy.money

SOFTWARE B2B SERVICES TECH BITCOIN BANKING B2C APP FIN TECH BLOCKCHAINS PAYMENTS CRYPTOCURRENCY FINANCE MOBILE SAAS

WHY I LIKE BALANCE

I have invested in over a dozen startups including as an LP in Techstars London and several of my own personal ventures. I've known Richard for many years and he is a force of nature. Richards integrity is exceptional and his track record of spotting new opportunities combined with his drive and speed of learning is very unusual. The team is also very talented and I'm very pleased to be one of the investors. Richard worked with the Ethereum team right at the beginning and understands the Blockchain market better than anyone I know.



Tim O'Shea

INVESTOR IN BALANCE, PARTNER AT TECHSTARS

THE BUZZ ABOUT BALANCE

I've spent enough time as a product engineer in startups to understand that execution is everything. As one of the very first users of Monzo's API, Balance has made it crystal clear that the future of wallet management lies with them. The Balance team embodies what it means to take an idea and execute it into beautiful functionality. Their obsession with user experience, coupled with a deep understanding of technology, makes them an unstoppable force.

James Nicholson

Lead iOS Engineer, Monzo

I've invested in dozens of high growth technology startups over the years, and been fortunate to have seen some great successes. I'm incredibly excited to back the team at Balance, they're a small team of world class creators who build beautiful products, and stay at the forefront of the most exciting markets in technology.

Josh Buckley

Founder of MinoMonsters and Investor

As a product designer I'm passionate about good design, and being a tech enthusiast I can see massive potential with cryptocurrencies. The Balance team are the only people I know who are looking to combine the two, and introduce crypto to the wider public – by making it accessible with beautiful design and a product sense. Their passion, knowledge, and vision was more than enough to convince me to contribute my time to work with them as an advisor.

Chris Downer

Designs Sketch Using Sketch

I have invested in over a dozen startups including as an LP in Techstars London and several of my own personal ventures. Richard's integrity is exceptional and his track record of spotting new opportunities combined with his drive and speed of learning is very unusual. The team is also very talented and I'm very pleased to be of the investors. Richard worked with the Etherium team right at the beginning and understands the Blockchain market better than anyone I know.

Tim O'Shea

Investor

I've been in the blockchain space since the early days and watched every company struggle with design. Richard and his team have been making products in blockchain usable for a long time now and I'm excited to see them do it again with Balance.

Teemu Paivinen

Blockchain and AI Entrepreneur

I've been following Balance and the team for over a year now. Their ability to provide beautiful, seamless experiences for people to build wealth and manage their money are unparalleled. I'd back them any day.

Zack Shapiro

Former Product Hunt Engineer

lifehacker

Balance Crams Your Bank Account Details Into Your Mac's Menu Bar

February 13, 2017

Balance is a Mac app that lives in your menu bar that gives you a summation of your bank accounts and allows you to set up custom rules for transaction notifications.

CCTV Cambridge Community Television

The Voice and Vision of Cambridge

Balance Brings Financial Accounts to the Mac's Menu Bar

February 2, 2017

The app supports thousands of financial institutions and takes advantage of some of Apple's latest innovations on the Mac like the Touch Bar and Touch ID.

Balance is an App for Your Money

We build products for protocols, and the first thing we're doing is a wallet aggregation app that is like Mint for cryptocurrency.



Accounts
Transactions
Notifications
Insights
account:schwab
when:this week
Charles Schwab
this week
All Categories
Amount
Uber NYC
$1.00
Apple Store
$3042.59
Online Transfer from External Savings
$1842.59
Starbucks NYC
$6.42
M&T Bank
Uber
$10.82
Updated 9 minutes ago

9,000+ Institutions

Banks, credit cards, investment accounts, online wallets. Paypal. Schwab. Fidelity. Chase. 9,000 others.

Always in Sync

Balance updates accounts throughout the day, so there's never any waiting involved.

Powerful Search

Quickly search through all transactions with powerful filters.

Private and Secure

User data is synced to your device through our secure data provider, Plaid. We never store it.

How We Got Started

We started building Balance for ourselves more than 18 months ago.



Apple & Ethereum

I met Ben Baron in 2014 when I got back from a run and opened the door to a hackers' warehouse I was living in. We were surrounded by nerds, startup types, structural engineers, bitcoin evangelists, incredible programmers, total beginners, and a lot of dreamers. It was a place for poor and ambitious people to get their start.

Both of us were searching for something fun to work on. Someone at Apple saw Ben's code on GitHub and asked him to come for an interview. He joined them to work on Photos for Mac.

I met the team behind Ethereum and flew back to England to work for them. Ben and I stayed in touch over the next couple of years and became great friends.

git init bal

In the summer of 2015, I was preparing for an interview with Plaid, a company that makes a unified Application Programming Interface (API) for banking data. I started hacking on a menubar app to display my banks' balances.

My friend Christian Baroni, a talented designer I knew from my time at Stripe, was staying with me in San Francisco. We started collaborating on a design for Balance while on a surf trip to Indonesia.

We spent a few weeks prototyping and developing a basic working version of the app. Some of the best work was done on a pirate ship which we took from Sumbawa to Bali.





Hello World

Ben left Apple in early 2016 to travel the world, learn Spanish, and work on fun projects. I had been showing Ben our progress on Balance. He started to get more interested in the project because it was a well-designed app for macOS that was written in Swift, Apple's brand new programming language for apps on its platform.

All three of us started collaborating over the internet to make Balance the best place for people to view and interact with their banking data. The app began as a side project but soon started to consume more of our time.

When the app started to take shape we registered a company, Balanced Software, Inc. and a domain, balancemy.money.

Launching Balance for macOS

Balance went live in the U.S. Mac App Store in February 2017. Apple were kind enough to feature the app on the homepage of the store for 3 weeks. The next month was a whirlwind of crazy work. We soon had thousands of downloads and hundreds of paying customers.

We worked hard to fix bugs, respond to customer emails quickly, and spread the word about the app. The app was covered by journalists at MacStories and Lifehacker, which helped enormously.

Our customers loved the app and we soon had a five star rating and lots of lovely customer feedback.



Banks and Blockchains

We started to realise that there is a huge opportunity for our company. Balance could become the best place to view all of your balances, whether they are in a bank or on a blockchain.

Thousands of banks around the world are opening up their data to developers. At the same time, thousands of teams are launching new blockchains powered by digital tokens. There is going to be an explosion in the number of ways people can create and transfer value. We want Balance to be the best place for people and businesses to visualise and interact with that value.

We launched Balance Open, an open source menubar app for viewing your Coinbase data as a first step down this path.


Balance
NOTEBOOK
Logic Pro X
RAW POWER

The Blockchain Bubble

A month after the app launched, the price of Ether started to skyrocket. My one month of work for the Ethereum foundation was making more money each day than I used to make in a year.

Around the same time, Christian's roommate, Jesse Clayburgh, invited us both to the Caribbean to meet the team behind Filecoin. After I read the whitepaper and watched all of the videos of the founder speaking, I jumped on a few planes to try and understand what they were doing.

Both of us were blown away by the ambition of the team at Protocol Labs. When Juan Benet spoke, it felt like he had come back in a time machine to let us know how things were about to play out.


33%
Mon 2:21 AM
Accounts
Transactions
Notifications
Insights
CHASE
Chase Sapphire
5026
-$2682.40
Available:
$9,317.60
coinbase
Ether Trading
164.39 ETH
$9,317.60
Bitcoin Store
12.39 BTC
$14,174.93
Cash store
£4,912.68
$6,254.16
BB&T
Visa Signature Credit Card
-$449.51

How We Will Make Money


coinbase
Ether Trading
164.39 ETH
$ 9,317.00
Bitcoin Store
12.39 BTC
$ 14,593.52
Cash Store
$6,840.00
$30,750.52

See & Convert

Our short term roadmap is focussed on giving people and businesses the ability to see and convert any balance from one form to another. Whether you hold Great British Pounds and Golem Network tokens, we will help keep track of it all and convert it.

We want people to be able to see their traditional and digital balances side by side. This requires us to integrate with the most popular traditional banks and digital currency exchanges.

We want people to be able to convert their traditional balances into digital balances quickly and cheaply. To do this, we will be integrating deeply with services like Coinbase, Transferwise and ShapeShift.

See for free, convert for a fee

Balance will become a free and open source app. If we get the data for free, we will allow our customers to see it for free. If the data costs us money, we will charge to cover that cost.

We currently think our revenue growth will come from allowing people and businesses to convert any balance from one form to another. All of the services we will use to do this will pay us a small commission. We will be totally open and transparent about the costs and our fee.

This freemium model will allow us to grow our userbase and customerbase quickly.


coinbase
Ether Trading
164.39 ETH
$9,317.00
Bitcoin Store
12.39 BTC
$14,593.52
Cash Store
$6,840.00
$30,750.52

Who We Will Integrate With


Bank APIs
Exchange APIs
Blockchains

Our Hopes for the Future


24hr 7d 1m 12m All
Blockchain Statistics
Mining Statistics

A Billion Blockchains

The Internet emerged from the website and the hyperlink. The Interchain will emerge from the block and the chainlink. Web standards defined Hyper Text Markup Language (HTML) and the Hyperlink. Chain standards will emerge for blocks and chainlinks. The core verb of the Internet is a request; the core verb of the Interchain is a transaction.

As the cost of building a blockchain drops to zero, the number of blockchains will increase exponentially. Billions of people will use applications powered by blockchains every day. Our hope is that Balance is the best place for people to make use of these blockchains. We want to help accelerate the shift of balances from private databases to public blockchains.

An Interchain Browser

In the early days of the Internet, normal people were shut out from the benefits because there was no easy way to navigate to websites. Then the Mosaic browser came along and everything changed. People could see the benefits of the Internet and they wanted to participate. We hope that the same thing is about to happen for the Interchain. Today, blockchains are incredibly hard to use. Even the best engineers and cryptographers find them hard to work with.

In the long term, we view Balance as an Interchain Browser on every major platform, from macOS to Android. Chrome helps you navigate the Internet; Balance will help you navigate the Interchain.



Finder File Edit View Go Window Help
Mon 2:19 AM
Dapp Store
Vote
Speak
Move
Advice
Money
Transact
Nutrition
Health
Help
Accounts
Chase Sapphire (5021)
-$2682.40
High Yield Savings $0.00
Individual $0.00
Investor Checking $4912.68
Bank of America Cash Rewards Card -$449.51
Balance $40,234.32
Transactions
Search
Downloading transactions... 142
TODAY
Uber NYC $1.00
YESTERDAY
Apple Store $3042.59
Online Transfer from External Savings $1842.59
ATM Withdrawal $400.00
ATM Fee RED Pacasmayo $5.07
MONDAY NOV 28
Starbucks NYC $6.42
M&T Bank
Visa Debit (4288)
Uber $10.82
Postmates $30.99
Notifications
Notifications 2 new
TODAY
Amazon for $692.12 in Premier Rewards Gold Card
Apple Store for $1998.99 in Schwab Investor Checking
YESTERDAY
Premier Rewards Gold Card balance is $7,042.26
Apple Store Bahnhofstrasse for $1998.99 in Premier Rewards Gold Card
Highly secure connection updated 9 minutes ago.
Profile
Preferences





Your income was about
$8200 per month.
AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN JUL
You spent about
$6700 per month.



9:41 AM
Search transactions
You've spent $180.46 today.
That's 11% more than you usually spend.

How You Can Help Us

Download, test, suggest, request

If you are familiar with GitHub, you can watch the project, **download** the latest builds, and submit issues. We really appreciate it when people beta **test** our apps thoroughly. When users and customers of our apps **suggest** new features we are really responsive. If you are an engineer and want to submit a pull **request**, we would love to have you contribute.

There are lots of plans to reward our most active contributors in the future. We do not want people to give us their time for free. We will talk more about this in the near future.

In the meantime, see you on GitHub, Gitter and Twitter!

Invest in us

If you can spare $100 to invest in our WeFunder campaign, we would love to welcome you as a crowdfunder. If you are a more experienced investor and can commit $25,000, we would love to have you aboard as a full investor with pro-rata rights.

We want to build a sustainable company that will help accelerate the shift to an Open Source financial system. That will take a long time, a lot of talented people, and a significant amount of capital.

We know what we want to ship in the next 3 months. We have crazy ideas about we might be able to do in the future. As a team, we plan in quarters and dream in quarter centuries. Please join us!

What We Will Do With Our Money



Grow the team

We have lots of ideas about how to improve the state of blockchain software. With almost no capital and a few people, we have shipped a bunch of great work. Now we want to grow our team so we can massively increase our output.

Your money would help pay for these people. We are all taking just enough money to survive. We want Balance to succeed and so we try only spend money tools, travel & people.

There is an amazing set of people who are ready to join us full time when we can afford to pay them. Your money will help us do that so we can grow Balance.



Ship more software

With a great team of experienced designers, engineers and operators, we know we can ship a lot more software with the influx of capital.

There are so many sources of data to integrate and platforms to support. We want to appeal to a large userbase to our free apps and offer a set of premium services that people and businesses will pay for.

We want to do a lot more. Your money will help us do that. We want to raise a sensible sum of money and deliver an enormous amount of useful software. We will make something people want.

🔊 A Conversation with the Founder of Balance

🔊 **What questions would you ask as an investor?**

🔊 Tell us about the team?

🔊 Who are your competitors?

🔊 Responsible ICO

🔊 Will ICOs be regulated?

Let's Make Blockchains Easy to Use

July 27, 2017

A few years ago I went to a talk from Gavin Wood and heard him talk about Ethereum. He spoke about creating a global supercomputer that could power distributed applications and reshape the internet. Although I barely understood what he was saying, I was inspired by his vision. After the talk, I went up to him and asked if I could help out as a designer. We connected over Skype and he shared his vision for an App Store for the distributed web. I met Vitalik Buterin and some of the other folk involved in the Ethereum Foundation. We hung out at a few meet-ups, slept at hacker houses, and discussed the potential of the blockchain.

When I returned to England, I worked for a month to design a few of mockups of what an Ethereum browser would look like. I had only just started designing software and I did my best to help them visualise these incredibly complicated ideas. Eventually I ran out of money and moved on from the Ethereum Foundation to an agency in Brighton that could pay me in pounds. The Ethereum Foundation promised to send me some Ether. Those tokens changed my life.

When I was working on the designs for the Ethereum Foundation, one of the team said to me: "Richard, you do realise you can redesign the internet, right?". At the time, I thought he was absolutely nuts. Today, I see that there is a much bigger opportunity: we want to design the interface for the interchain. The interchain will emerge all of the blockchains are connected. The internet emerged when all of the intranets were connected.

Mosaic made websites easy to browse. Balance will make blockchains easy to use. We want to create a fast, free, open-source interchain browser that will help billions of people use blockchains in their daily lives. The majority of the world interacts with the internet using Chrome. We hope that the majority of the world will interact with the interchain using Balance.

Let's make blockchains easy to use by building an interchain browser together.

Much love,

Richard Burton

MEET THE FOUNDERS

Friends from Stripe, Apple & Ethereum



Richard Burton

CEO

Ran a website selling custom apparel, talked to customers at Stripe, studied at Recurse Center, cofounded sourcing.io, and designed interfaces for the Ethereum Foundation before their crowd sale.



Ben Baron

CTO

Created iSub, a popular music streaming app for iPhone. Worked on the largest music streaming service in the Middle East. Joined Apple as a Software Engineer to work on Photos for Mac.



Christian Baroni

Chief Design Officer

Released one of the most popular jailbreak apps on the Cydia store back in the day. Worked with Microsoft on Office for Mac and iOS. Designed user interfaces and icons for Stripe and Clearbit.

AND THE REST OF THE TEAM



Charlie Ellington

Finance, Marketing and Business Operations

Founded and built up Soulshine Retreats.



Jin Chung

Freelance Developer

Software Development at eBay, Recurse Centre, UPS



Red Davis

Freelance Developer

macOS and iOS Development



Christopher Downer

Advisor & Designer

Designs Sketch (the leading Mac design app), using Sketch.



Raimon Lapuente Ferran

Lead Engineer

Lead developer at Skyscanner and Lyst.



Kristina Tauchmannova

Community Building

Built the community at Tech City UK.



Trevor Phillippi

Freelance Designer

Product Designer at Facebook

DETAILS

What is Balance? ^

− COLLAPSE ALL

Balance began life as an independent side project to create an alternative to Mint.com for the Mac. Three of us came together and worked part time to create a personal finance tool that people wanted to use. We built Balance on top of Plaid.com, which is an application programming interface (API) company for banking apps. We launched it and started getting really good press and five-star reviews. All of the customers really love it and we have a little bit of revenue.

I worked on the digital currency Ethereum for a month and was paid in Ether. At the beginning of 2017, Ethereum really started to take off. I dove back into the blockchain community and realised that there are lots of great protocols but very few great products. With Balance, we want to ship amazing products for protocols. Our first product is an app that brings together you bank and blockchain balances into a single place. We are building on what we learnt in the last year to create an easy-to-use tool.

What is the landscape for online wallets? There's already Mint, Coinbase, and a variety of others. How do they fall short? ^

At a high level, the blockchain stack is made up of three layers: protocols, exchanges and products. The Bitcoin and Ethereum protocols are the bedrock of the system. Exchanges like Coinbase and Kraken built on top of these protocols to allow people to convert their traditional money into digital currencies. We are now starting to see product layer kick into gear. We think lots of great products are coming down the pipeline. Our hope is that Balance will become one of the best interfaces to blockchains out there.

At Balance, we want to integrate with banks, exchanges and blockchains directly. This will give our customers the best user interface for value. The money could be stored a private banking database or a encrypted public blockchain—Balance will integrate as many of these stores of value as possible.

Mint.com is the original personal finance app. When it launched, it helped millions of people get a handle on their money. That is why Intuit acquired them. We are not building a personal finance tool for budgeting and normal spending. Our focus is on helping people see their traditional and digital assets side-by-side. Once we have built that, we want to make it simple for people to use and interact with the best blockchains.

What are protocols in the sense that Balance refers to them? ^

A protocol defines a way for two things to interact. In technology, protocols define a way for computers to communicate. At Balance, we are referring to blockchain-based protocols like Bitcoin and Ethereum.
There are some protocols we use every day. When you send an email, you send out an Simple Mail Transfer Protocol (SMTP). When you publish to a website, you usually use File Transfer Protocol (FTP). These are protocols that you might come across in your day-to-day life. If you are in Argentina and you want to store value without having the government destroy it, you use Bitcoin Protocol. These are the different protocols and they all have different use cases. You're starting to see a few interesting new ones pop up such as Filecoin. They want to create an incentive layer for all of the unused file storage. The goal is to be on top of the Interplanetary File System (IPFS) and be able to access webpages even when your computer is offline. These are all protocols.

The protocol I worked on was Ethereum, which became a pretty good system for digital contracts. If you want to build a trading system that checks something once a day, Ethereum is very useful. Companies are creating loans, shares, and insurance contracts with the protocol.

The first websites were really hard to build and cost a lot of money. When the cost dropped, the number of web pages increased exponentially. We believe that a billion protocols are going to flourish when the cost of starting one drops. There will be five or six protocols that are incredibly valuable. That is our big bet: the best blockchains are still to come.

We believe protocols will emerge for all kinds of use cases, things we haven't thought of yet. You could not have predicted Airbnb or Uber or any of these services—they came later. In the same way, we can't predict what is going to come out of this huge mass of protocols.

What is an initial coin offering (ICO) and how will Balance be involved when a new company raises money for its venture?

An ICO is the popular term for raising money from the blockchain community by issuing a digital token and selling it to people. Ethereum raised $17mm by selling tokens. Anyone who invested in their offering and held has seen 500-1000x return on their money. This has created a huge class of Ether millionaires who are all re-investing their money into any project that shows promise.

Essentially, if you want to participate in an ICO, you've got to understand the terms, which are different for each one. Then you have to obtain some cryptocurrency, like Bitcoin or Ethereum using Coinbase. Then you need to pre-register for the sale event. Then, when the team open up the floodgates, you have to send your money and hope for the best. There is no control and there is no due proper process in place. A lot of people are pitching things through poorly made websites and raising huge sums of money. There is a lot of promises from these teams and very little software to show at this stage.

How do these coins have real value?

Every coin is different. Bitcoin is a form of digital cash. Ether is computational fuel for smart digital contracts. Some act as useful tools and others represent shares in a new project. Every coin is unique and figuring out its underlying value requires a lot of in-depth knowledge.

Filecoin places a real value to the coin. When you buy Filecoin, you're buying the ability to buy storage. But the interesting thing about Filecoin is that it floats against space multiplied by time. The idea is that one megabyte of storage over one week would cost X. You want that to go down and you want Filecoin's value to go up. This is why somebody needs to come into this space and actually do some due diligence. No one is taking the time to clearly explain why the underlying economics of what you're buying is either good or bad. People are just buying it on faith. There's too much belief and not enough research, too much hype and not enough considered investment, too much fever and not enough sober investing.

Where does Balance fit into that?

If a blockchain like Filecoin succeeds, you will need a place to interact with it. Imagine something like Dropbox for Filecoin. If an insurance blockchain takes off, how do you create your insurance contract? If a chain that does retirement accounts succeeds, what will be the best user interface for that? Protocol developers are amazing at low-level work with computers but they often lack the ability to design great customer experiences. That is where Balance can fit in. Protocols are open to anyone. We can build amazing apps that make it simple for people to use these blockchains every day.

Will it be your responsibility to vet the protocols?

We are looking at dozens of protocols each week. We are not vetting them. We are choosing the ones that we spend time and energy on very carefully. We will aim to support the hodling (in joke for crypto-nerds) of any protocol's token but we will only be building customer user interfaces for the ones we believe in.

Where do banks fit into this?

There is huge pressure for every bank to give developers access to customer data through application programming interfaces (APIs). In the U.S. we have integrated with Plaid.com, which aggregates all of the country's banks into a single API. There are more aggregators, like Yodlee.com, who we plan to work with. In the E.U., there is a huge piece of legislation called the Revised Payments Service Directive (PSD2), which encourages banks to work together and let customers share their data with developers. The trend is really clear: banks are opening up to developers. Balance and our customers will benefit enormously from this.

When did this idea get started and how much progress have you made since then?

We started building the Mac app for ourselves around 18 months ago as a side project. We had a really nice launch in February and got positive press coverage. We were featured by Apple for three weeks in the U.S. Mac App Store. We now have 430 paying customers.

We recently launched a new product called Balance Open. It is a free tool to check data from the popular digital currency exchanges Coinbase, GDAX and Poloniex. The code is open source so anyone can verify that it is safe to use. We plan to bring these two separate apps together so people can see their traditional and digital assets together in one place.

How big is the potential market for cryptocurrency?

A few million people hold digital assets and about 100,000 people work in the blockchain space. We think both numbers are going to increase 1000x. The industry is going to expand enormously.

How might the legal landscape around cryptocurrency affect Balance?

Right now we are very safe because we are simple plugging into APIs from other services.

What are your goals for Balance in the next year?

At a high level we would like us to add support every single digital asset and build a tool that businesses will pay for. On the product side, we want to release apps for iOS, Android and the web. We have lots to do!

Without money coming in, how are you paying for expenses and new hires?

I have sold 5,000 Ether to fund Balance.

Why are you the best people to make Balance a success?

I do not know if we are the best people, but I do think we have managed to assemble an amazing team who have a proven track record of shipping great software. We are going to give it a good crack.

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RISKS SPECIFIC TO BALANCE

1.

Statements in this Form C regarding the Company, which are not historical facts, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by terms such as believe, intend, expect, may, will, provide, could and should and the negative of these terms or other similar expressions. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those we anticipate as a result of various factors. For a discussion of these and other related risks, please refer... **READ MORE**

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, use of funds, and more.

THE FUNDING PORTAL

Balance is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

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Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.

Appendix E “Investor Contracts”

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

BALANCED SOFTWARE, INC.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME]___________ (the "**Investor**") of $ [AMOUNT]__________________ (the "**Purchase Amount**") on or about __[EFFECTIVE DATE]___________, Balanced Software, Inc, a Delaware corporation[1] (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $2,500,000. See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Financing Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor or the Designated Lead Investor (as defined below), if any, will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Financing Preferred Stock, with appropriate variations for the Standard Preferred Stock or Safe Preferred Stock if applicable ; and

(ii) If the Investor **is a** Major Investor, the Investor and the Company will execute a Pro Rata Rights Agreement in favor of the Investor, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("**Senior Preferred Holders**") and (ii) the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation (the "**Senior Preferred Holders' Payment**") and (ii) second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Repurchase**. If the Investor **is not** a Major Investor, the Company may repurchase this instrument from the Investor prior to a Change of Control or Dissolution Event for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however*, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Standard Preferred Stock or Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Standard

Preferred Stock or Safe Preferred Stock, as applicable, by the price per share of the Financing Preferred Stock or the Safe Price, as applicable, and is referred to as the "**Aggregate Value**"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities.

(e) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c); or (iii) the payment of the Repurchase Value; *provided, however*, the provisions of Section 1(d) will continue after such payment to the extent necessary to enforce the provisions of Section 1(d) in the event an Equity Financing occurs within three months after the Repurchase; *provided, further,* that Section 5 shall survive any such termination.

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; **and** (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Designated Lead Investor**" means a purchaser of a Safe designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Section 5.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Financing Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Major Investor**" means a holder of a Safe if (i) the Purchase Amount of such Safe is equal to or greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other Safes, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Financing Preferred Stock, except that such series will have (i) no voting rights, other than required by law; (ii) a per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Safe Price; and (iii) dividend rights based on the Safe Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Financing Preferred Stock, except that such series will have no voting rights, other than required by law.

3. ***Company Representations***

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. ***Irrevocable Proxy; SPV Reorganization***

(a) If the Investor **is not** a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 5(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 5(a) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b) If the Investor **is not** a Major Investor, on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Financing Preferred Stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 5(b) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c) If the Investor **is not** a Major Investor:

(i) Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to Section 5(b) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii) A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Safes.

6. ***Miscellaneous***

(a) Any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified as follows:

(i) if the Investor **is not** a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors;

(ii) if the Investor **is** a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who are Major Investors; and

(iii) regardless of whether the Investor **is** or **is not** a Major Investor, the Valuation Cap may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware without regard to the conflicts of law provisions of such jurisdiction.

(*Signature page follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:
Balanced Software, Inc.

Founder Signature

Name: Richard Burton

Title: CEO

Read and Approved (For IRA Use Only):

By: ____________________________

INVESTOR:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

BALANCED SOFTWARE, INC.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME]___________ (the "**Investor**") of $ [AMOUNT]_______________ (the "**Purchase Amount**") on or about [EFFECTIVE DATE]___________, Balanced Software, Inc, a Delaware corporation[1] (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $10,000,000. See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Financing Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor or the Designated Lead Investor (as defined below), if any, will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Financing Preferred Stock, with appropriate variations for the Standard Preferred Stock or Safe Preferred Stock if applicable ; and

(ii) If the Investor **is a** Major Investor, the Investor and the Company will execute a Pro Rata Rights Agreement in favor of the Investor, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("**Senior Preferred Holders**") and (ii) the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation (the "**Senior Preferred Holders' Payment**") and (ii) second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Repurchase**. If the Investor **is not** a Major Investor, the Company may repurchase this instrument from the Investor prior to a Change of Control or Dissolution Event for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however*, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Standard Preferred Stock or Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Standard

Preferred Stock or Safe Preferred Stock, as applicable, by the price per share of the Financing Preferred Stock or the Safe Price, as applicable, and is referred to as the "**Aggregate Value**"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities.

(e) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c); or (iii) the payment of the Repurchase Value; *provided, however*, the provisions of Section 1(d) will continue after such payment to the extent necessary to enforce the provisions of Section 1(d) in the event an Equity Financing occurs within three months after the Repurchase; *provided, further,* that Section 5 shall survive any such termination.

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; **and** (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Designated Lead Investor**" means a purchaser of a Safe designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Section 5.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Financing Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Major Investor**" means a holder of a Safe if (i) the Purchase Amount of such Safe is equal to or greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other Safes, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Financing Preferred Stock, except that such series will have (i) no voting rights, other than required by law; (ii) a per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Safe Price; and (iii) dividend rights based on the Safe Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Financing Preferred Stock, except that such series will have no voting rights, other than required by law.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. ***Irrevocable Proxy; SPV Reorganization***

(a) If the Investor **is not** a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 5(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 5(a) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b) If the Investor **is not** a Major Investor, on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Financing Preferred Stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 5(b) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c) If the Investor **is not** a Major Investor:

(i) Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to Section 5(b) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii) A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Safes.

6. ***Miscellaneous***

(a) Any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified as follows:

(i) if the Investor **is not** a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors;

(ii) if the Investor is a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who are Major Investors; and

(iii) regardless of whether the Investor **is** or **is not** a Major Investor, the Valuation Cap may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware without regard to the conflicts of law provisions of such jurisdiction.

(*Signature page follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]__________.

COMPANY:

Balanced Software, Inc.

Founder Signature

Name: Richard Burton

Title: CEO

Read and Approved (For IRA Use Only):

By: ____________________________

INVESTOR:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited